SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 10, 2012  related to the financial statements for the period ended on June 30, 2012.

We address you pursuant to Sec. 62 of the Regulations of the Bolsa de Comercio de Buenos Aires in order to provide the following information:

1- RESULT FOR THE YEAR	30/06/12	30/06/11
	Ps.(in thousands)
Ordinary	78,263	221,933
Extraordinary	-	-
Income for the year	78,263	221,933

2- Net Worth Composition

Outstanding shares	496,562	496,562
Treasury shares	5,001	5,001
Total Subscribed Capital	501,563	501,563
Comprehensive outstanding capital adjustment	164,561	164,561
Comprehensive treasury capital adjustment	1,657	1,657
Premium on shares	879,342	879,331
Appraisal write-ups	2,121	1,012
Technical Revaluations	-	-
Legal Reserve	42,922	32,293
Reserve for new Projects	389,202	320,064
Long-term incentive program reserve	2,419	-
Retained earnings	(29,017)	33,989
Transitory conversion difference	108,511	167,203
Total Net Worth	2,063,281	2,101,681

Pursuant to Section o) of the Regulations aforementioned, we inform that as of the fiscal year ended on June 30, 2012, the capital stock of the Company is Ps. 501,562,534 whose share structure is divided into 501,562,534 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote.

Our principal shareholder is Inversiones Financieras del Sur S.A. with 189,051,574 shares, which represent 37.69% of the issued and outstanding capital stock.-

Furthermore, we inform that as of June 30, 2012, 307,510,206 nominative non-endorsable common shares of $1 par value each and each entitled to 1 vote of the Company are not within the group of principal shareholders, which represent 61,31% of the issued and outstanding capital stock.

After the allocation of the treasury shares made on November 23, 2009 the amount of 5,000,754 shares were held in our portfolio as treasury shares as of June 30, 2012, which represented 1.00% of the subscribed capital stock of the Company.

On March 2008, we increased our share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a consequence of the pro rata allotment of the treasury shares among the shareholders, dated November 23, 2009, the terms and conditions of such warrants have been modified; accordingly the ratio after the allotment per option is 0.35100598, and the current price after the allotment is U$S1.5954. The warrants are due May 22, 2015. The warrants are listed in the Bolsa de Comercio de Buenos Aires under the symbol “CREW2” and in Nasdaq under the symbol “CREW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase to 563,915,285. If holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase up to 29,691,778 common shares, representative of 38.79%., for a total interest of 218,743,352 common shares.

Below are the main results for the year:

•	Operating Income totaled ARS 654.5 million, 10.0% lower than in 2011.

•
During this year the region has been witness to a severe drought which, although not as tough as the one experienced during the 2008/2009 season, has affected a large portion of the core agricultural areas in South America. In our case, it has affected our farms in Brazil and the farms leased by us from third parties in Argentina.

•
The lower operating income the Agricultural business is mainly explained by the drought, lower results from our Beef Cattle and Feed Lot segments and losses from holdings and derivatives in BrasilAgro that carried out its hedging transactions before June 30 of this year, which are expected to be recovered in the next fiscal year as harvesting makes progress.  This result was offset by a 26.9% year-on-year increase in operating income from the Real Estate segment.

•	Net Income for fiscal year 2012 was ARS 78.3 million, 64.7% lower than in 2011, mainly explained by exchange rate differences and higher financial charges.

•	Crop production grew by 153.2% compared to the same period of the previous fiscal year, reflecting the consolidation of our subsidiary BrasilAgro.

•
The beef cattle segment recorded an increase of 75.9% in production results, thanks to the 38.1% increase in beef production, which reached 9,000 tons, and posted higher market prices. However, operating income from this segment fell 57.2% during this fiscal year, mainly due to an ARS 50.2 million drop in holding results.

•
As concerns milk production, productivity keeps rising thanks to the consolidation of production in our “El Tigre” dairy facility. During this period we produced 16.6 million liters with an average of 2,112 milking cows per day, reaching an output of 21.5 liters, 12.6% higher than in fiscal year 2011.

•
We have increased our interest in BrasilAgro to 39.64%. We have also increased our stake in IRSA, reaching 64.20% of its stock capital. During this year, IRSA’s EBITDA rose by 20.1%, generating very good results for our Company.

•
During fiscal year 2012 we issued two series of notes: In September 2011, we issued series VIII notes for a principal amount of USD 60 million, due in 2014, offered in the global markets, and in June 2012 we issued series IX, X and XI in the local market, for a total of ARS 383.1 million.

•	In November 2011 we paid to our shareholders a cash dividend of ARS 63.8 million, representing ARS 0.149/share and a dividend yield of 2.62%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 14, 2012